May 12, 2014

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          GulfSlope Energy, Inc.
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-194694

Dear Ms. Ransom,

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 2:00 p.m. Eastern Standard Time, Tuesday, May 13, 2014, or as soon thereafter as practicable.

Additionally, GulfSlope Energy, Inc. (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please direct any comments or questions do not hesitate to contact our counsel, Thomas Pritchard at 713-209-2911 or Sondra Jurica at 713-209-2912.

Regards,

/s/ John N. Seitz
John N. Seitz
Chief Executive Officer